================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                AMF BOWLING, INC.
                         ------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    03113V109
                                 ---------------
                                 (CUSIP Number)


                           JAMES J. CONNORS, II, ESQ.
                                 KELSO & COMPANY
                                 320 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 751-3939
               ---------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   MAY 5, 1999
               ---------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.


================================================================================

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      KELSO INVESTMENT ASSOCIATES V, L.P.
                                  13-3728774
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          0
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         KELSO EQUITY PARTNERS V, L.P.
                                  13-3787708
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            KELSO PARTNERS V, L.P.
                                  13-3728773
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          0
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              JOSEPH S. SCHUCHERT
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                FRANK T. NICKELL
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               THOMAS R. WALL, IV
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              GEORGE E. MATELICH
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              MICHAEL B. GOLDBERG
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              DAVID I. WAHRHAFTIG
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              FRANK K. BYNUM, JR.
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               PHILIP E. BERNEY
                                  ###-##-####
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) /   /
                  GROUP*                                     (b) /   /
--------------------------------------------------------------------------------
3                 SEC USE ONLY                                   /   /
--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        /   /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                      UNITED STATES
--------------------------------------------------------------------------------
                  7
NUMBER OF             SOLE VOTING POWER
                          -0-
SHARES            --------------------------------------------------------------
                  8
BENEFICIALLY          SHARED VOTING POWER
                          6,456,616 SHARES
OWNED BY          --------------------------------------------------------------
                  9
EACH                  SOLE DISPOSITIVE POWER
                          -0-
REPORTING         --------------------------------------------------------------
                  10
PERSON WITH           SHARED DISPOSITIVE POWER
                          6,456,616 SHARES
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                          6,456,616 SHARES
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  /   /
                  EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                  (11)
                          10.7 %
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to the Statement on Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 2 to the Statement on Schedule 13D is filed by Kelso Investment Associates V, L.P., a Delaware limited partnership ("KIA V"); Kelso Equity Partners V, L.P., a Delaware limited partnership ("KEP V" and, together with KIA V, the "Limited Partnerships"); Kelso Partners V, L.P., a Delaware limited partnership and the general partner of KIA V ("KP V"); and Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney, each of whom is a general partner of KP V and of KEP V (collectively, the "General Partners" and, together with the Limited Partnerships and KP V, the "Filing Persons"). Mr. Berney became a general partner of KP V and KEP V on February 26, 1999. KP V and the General Partners disclaim beneficial ownership of the securities reported herein; the Limited Partnerships disclaim beneficial ownership of the securities reported herein except to the extent such securities are owned directly by either of such Limited Partnerships, respectively.

         The Limited Partnerships are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, L.P. a private investment firm specializing in acquisition transactions ("Kelso"). The principal business address of each of the Filing Persons is c/o Kelso & Company, 320 Park Avenue, New York, NY 10022. The present principal occupation of each of the General Partners is as follows: Mr. Schuchert is Chairman of Kelso; Mr. Nickell is President and CEO of Kelso; Mr. Wall is Managing Director of Kelso; Mr. Matelich is Managing Director of Kelso; Mr. Goldberg is Managing Director of Kelso; Mr. Wahrhaftig is Managing Director of Kelso; Mr. Bynum is Managing Director of Kelso; and Mr. Berney is Managing Director of Kelso. Each of the General Partners is a citizen of the United States.

         During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Limited Partnerships intend to obtain any funds to be used if they exercise subscription privileges in the Rights Offering (as hereinafter defined) from capital contributions by their partners.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Limited Partnerships purchased the shares of Common Stock for the purpose of acquiring an equity interest in the Company.

         On November 12, 1998, the Limited Partnerships entered into an agreement (the "Debenture & Note Purchase Agreement") with GS Capital Partners II, L.P. (subsequently merged with and into The Goldman Sachs Group, Inc.), GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GMBH, Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P., and Bridge Street Fund 1996, L.P. (collectively, the "Other Investors"), pursuant to which the parties thereto agreed to make open market purchases of the Company's Zero Coupon Convertible Debentures due 2018 (the "Debentures") and 12 1/4% Senior Subordinated Discount Notes due 2006 (the "Notes") from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. As of May 5, 1999, the Limited Partnerships have acquired an aggregate of $79,993,000 in principal amount of Debentures representing their proportionate share of Debentures acquired pursuant to the Debenture & Note Purchase Agreement. The Debentures are convertible at any time prior to maturity into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. Accordingly, the Limited Partnerships may be deemed to have acquired beneficial ownership of an aggregate of 693,811 shares of Common Stock by virtue of their acquisition of the Debentures. There can be no assurance that the Limited Partnerships or any of the other parties to the Debenture & Note Purchase Agreement will acquire any additional Debentures thereunder or, if such securities are acquired, the amount of securities so acquired. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

         On May 5, 1999, the Company issued a press release announcing a recapitalization plan. According to the press release, the plan includes a rights offering (the "Rights Offering"), in which all stockholders would receive rights to purchase new AMF Common Stock, and a tender offer (the "Tender Offer") by the Company for a portion of its outstanding Debentures at a discount. According to the press release, the number of rights per share to be offered and the exercise price of the rights have not been determined. The press release indicated that the Company currently expects to raise approximately $140 million in the Rights Offering and currently intends to use a portion of the proceeds of the Rights Offering to make the Tender Offer for a minimum of 45% and up to 60% of the outstanding Debentures at an indicated

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


price not to exceed 14% of face value. On May 5, 1999, the Company filed with the Securities and Exchange Commission a preliminary Registration Statement on Form S-3 with respect to the Rights Offering. The Limited Partnerships have informed the Company that they currently expect to (i) fully exercise their basic subscription privileges in the Rights Offering and (ii) tender Debentures owned by the Limited Partnerships in the Tender Offer under the terms of the Tender Offer, subject to market conditions and their satisfaction with the final terms and conditions of the Rights Offering and the Tender Offer. The Limited Partnerships are under no obligation to participate in the Rights Offering or to tender Debentures in the Tender Offer.

        Except as disclosed herein, none of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 5, 1999, the Limited Partnerships may be deemed to own beneficially and directly, and KP V and the General Partners may be deemed to own beneficially and indirectly, an aggregate of 6,456,616 shares of Common Stock, including an aggregate of 693,811 shares of Common Stock that may be acquired through the conversion of Debentures. The Company has reported in its preliminary Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 5, 1999 that there were 59,597,550 shares of Common Stock outstanding as of April 29, 1999. Based on the foregoing, the Limited Partnerships may be deemed to own beneficially and directly, and KP V and the General Partners may be deemed to own beneficially and indirectly, an aggregate of approximately 10.7% of the outstanding shares of Common Stock. KP V and the General Partners disclaim beneficial ownership of the securities reported herein; the Limited Partnerships disclaim beneficial ownership of the securities reported herein except to the extent such securities are owned directly by either of such Limited Partnerships, respectively.

         None of the Filing Persons beneficially owns any shares of Common Stock other than as set forth herein.

         Based on Amendment No. 4 to a Schedule 13D filed by the Other Investors and certain other persons on May 10, 1999, the Other Investors may be deemed to be the beneficial owners of an aggregate of 34,511,354 shares of Common Stock, including 3,607,761 shares of Common Stock that may be acquired through the conversion of Debentures. Such shares represent approximately 53.9% of the outstanding Common Stock.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 9 above.

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


         (c) No transactions in the Common Stock were effected by the Filing Persons during the past 60 days.

         (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 12, 1998, the Limited Partnerships entered into the Debenture & Note Purchase Agreement with the Other Investors, pursuant to which the parties thereto have agreed to make open market purchases of the Company's Debentures and Notes from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

         The Limited Partnerships are party to a Stockholders Agreement, dated as of April 30, 1996 (as amended, the "Stockholders Agreement"), by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto. The Stockholders Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto (incorporated herein by reference to Exhibit 99.1 of the Statement on Schedule 13D filed with respect to the Common Stock of the Company on November 23, 1998, File No. 005-52055).

2. Stockholders Agreement, dated as of April 30, 1996, by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto, and the amendments thereto (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, File No. 333-34099).

3. Joint Filing Agreement, dated as of February 26, 1999, among the Filing Persons (incorporated herein by reference to Exhibit 99.3 of the Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of the Company on March 8, 1999, File No. 005-52055).

                              SCHEDULE 13D

--------------------------------
CUSIP No. 03113V109
--------------------------------


4.  Powers of attorney for Messrs. Joseph S. Schuchert, Frank T. Nickell, Thomas
    R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig and Frank K. Bynum, Jr. (incorporated herein by reference to Exhibit 99.4 of the Statement on Schedule 13D filed with respect to the Common Stock of the Company on November 23, 1998, File No. 005-52055).

5. Power of attorney for Mr. Philip E. Berney (incorporated herein by reference to Exhibit 99.5 of the Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of the Company on March 8, 1999, File No. 005-52055).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 5, 1999

                                        KELSO INVESTMENT ASSOCIATES V, L.P.

                                        By: Kelso Partners V, L.P., its
                                            General Partner

                                        By: /s/ James J. Connors, II
                                            Name:  James J. Connors, II
                                            Title:  Attorney-in-fact


                                        KELSO EQUITY PARTNERS V, L.P.

                                        By: /s/ James J. Connors, II
                                            Name:  James J. Connors, II
                                            Title:  Attorney-in-fact


                                        KELSO PARTNERS V, L.P.


                                        By: /s/ James J. Connors, II
                                            Name:  James J. Connors, II
                                            Title:  Attorney-in-fact


                                                  *
                                        ----------------------------------
                                            Joseph S. Schuchert


                                                  *
                                        ----------------------------------
                                            Frank T. Nickell


                                                  *
                                        ----------------------------------
                                            George E. Matelich

                                                  *
                                        ----------------------------------
                                            Thomas R. Wall, IV


                                                  *
                                        ----------------------------------
                                            Frank K. Bynum, Jr.


                                                  *
                                        ----------------------------------
                                            Michael B. Goldberg


                                                  *
                                        ----------------------------------
                                            David I. Wahrhaftig


                                                  *
                                        ----------------------------------
                                            Philip E. Berney

*  By:  /s/ James J. Connors, II
        James J. Connors, II
        Attorney-in-fact

                                INDEX OF EXHIBITS

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto (incorporated herein by reference to Exhibit 99.1 of the Statement on Schedule 13D filed with respect to the Common Stock of the Company on November 23, 1998, File No. 005-52055).

2. Stockholders Agreement, dated as of April 30, 1996, by and among the Company, the Limited Partnerships, the Other Investors and the other parties thereto, and the amendments thereto (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, File No. 333-34099).

3. Joint Filing Agreement, dated as of February 26, 1999, among the Filing Persons (incorporated herein by reference to Exhibit 99.3 of the Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of the Company on March 8, 1999, File No. 005-52055).

4.  Powers of attorney for Messrs. Joseph S. Schuchert, Frank T. Nickell, Thomas
    R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig and Frank K. Bynum, Jr. (incorporated herein by reference to Exhibit 99.4 of the Statement on Schedule 13D filed with respect to the Common Stock of the Company on November 23, 1998, File No. 005-52055).

5. Power of attorney for Mr. Philip E. Berney (incorporated herein by reference to Exhibit 99.5 of the Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of the Company on March 8, 1999, File No. 005-52055).